SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3

                                 Amendment No. 1
                        RULE 13E-3 TRANSACTION STATEMENT
           (Pursuant to Section 13(e) of the Securities Exchange Act)

                                 Amendment No. 1

                              Concord Fabrics Inc.
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                                (Name of Issuer)

                                 Alvin Weinstein
                                 Joan Weinstein
                                 David Weinstein
                                 Peter Weinstein
                               Jonathan Weinstein
                                   Earl Kramer
                              Concord Merger Corp.
                              Concord Fabrics Inc.
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                      (Name of Person(s) Filing Statement)

                      Class A Common Stock, $.50 per share
                      ------------------------------------
                      Class B Common Stock, $.50 per share
                      ------------------------------------
                         (Title of Class of Securities)


                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-1800
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

                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
             Communication on Behalf of Person(s) Filing Statement)

      This statement is filed in connection with (check the appropriate box):

      a. |_| The filing of solicitation materials or in information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

      b. |_| The filing of registration statement under the Securities Act of 1933.

      c. |X| A tender offer.

      d. |_| None of the above.

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                            Calculation of Filing Fee
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             10,495,146.38                             $2,099.03
        Transaction Valuation(1)                  Amount of Filing Fee
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|X|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $2,099.03             Filing party: Concord Merger Corp.
                        ---------                           --------------------
Form or registration no.: 14D-1               Date filed: August 5, 1999
                          -------                         --------------

      This Amendment No. 1 to the Schedule 13E-3 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, of Concord Fabrics Inc., a Delaware

----------
(1) The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the purchaser. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.

corporation (the "Company"), not owned by the Purchaser on July 29, 1999, at a price of $7.875 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 4 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), and the Purchaser's Supplement to Offer to Purchase, dated August 31, 1999 (the "Supplement to the Offer to Purchase"), a copy of which is attached hereto as Exhibit (c)(3).

      The following Cross-Reference Sheet prepared pursuant to General Instruction F to Schedule 13E-3 shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on August 5, 1999, of the information requested to be included in this Schedule 13E-3. The information set forth both in the Schedule 14D-1, including all exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross-Reference Sheet and in the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes and supplements thereto.


Item in 13E-3                                Where located in Schedule 14D-1
-------------                                -------------------------------
Item 1 (a) - (c)...................................  Item 1 (a) - (c)
Item 1 (d) - (f)...................................  *
Item 2.............................................  Item 2
Item 3 (a)(1)......................................  Item 3 (a)(1)
Item 3 (a)(2)......................................  Item 3 (b)
Item 3 (b).........................................  *
Item 4.............................................  *
Item 5 (a) - (e)...................................  Item 5 (a) - (e)
Item 5 (f).........................................  Item 5 (g)
Item 5 (g).........................................  *
Item 6 (a).........................................  Item 4 (a)
Item 6 (b).........................................  *
Item 6 (c) - (d)...................................  Item 4 (b) - (c)
Item 7 (a).........................................  Item 5
Item 7 (b) - (d)...................................  *
Item 8.............................................  *
Item 9.............................................  *
Item 10............................................  Item 6
Item 11............................................  Item 7
Item 12............................................  *


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

Item 13............................................  *
Item 14............................................  *
Item 15 (a)........................................  *
Item 15 (b)........................................  Item 8
Item 16............................................  Schedule 14D-1
Item 17 (a)........................................  Item 11(b)
Item 17 (b)........................................  *
Item 17 (c)........................................  Item 11(c)
Item 17 (d)........................................  *
Item 17 (e)........................................  *
Item 17 (f)........................................  Not Applicable

* This information is provided only in the Schedule 13E-3

Item 2. Identity and Background.

      (a)-(d) and (g) This Statement is filed jointly by Purchaser, as well as Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer (the "Continuing Shareholders"), and the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction). The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and the Company, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser are set forth in the "Introduction", "The Tender Offer - 7. Certain Information Concerning Purchaser" and Schedule II of the Offer to Purchase and are incorporated herein by reference.

      Jonathan Weinstein is a citizen of the United States. His address is 2217 11th Avenue East, Seattle, Washington 98102. He is Marketing Manager of E-Commence for Microsoft Corporation. Peter Weinstein is a citizen of the United States and resides at 2339 Stone Road, Ann Arbor, Michigan 48105. He recently successfully defended a dissertation in software architecture from the University of Michigan.

      (e) and (f) During the last five years, neither Purchaser nor to the best knowledge of Purchaser, any of the Continuing Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction.

      (a) The information contained in "The Tender Offer - 1. Terms of the Offer", "Special Factors - 2. The Offer and Merger; Merger Agreement", "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company", and "The Tender Offer - 9. Conditions to the Offer" of the Offer to Purchase and the Supplement to Offer to Purchase is incorporated herein by reference.

      (b) The terms of the 13E-3 transaction are the same for all shareholders of the Company other than Purchaser.

Item 8. Fairness of the Transaction.

      (a) Purchaser, the Continuing Shareholders and the Company reasonably believe that the Rule 13e-3 transaction is fair to unaffiliated shareholders of Class A Common Stock and Class B Common Stock.

      (b) The information set forth in "Special Factors - 1. Background of the Offer; Contacts with the Company" of the Offer to Purchase and the Supplement to the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "Special Factors - 2. the Offer and Merger; Merger Agreement and "The Tender Offer - 9. Conditions to the Offer" of the Offer to Purchase and the Supplement to the Offer to Purchase is incorporated herein by reference.


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

      (d) - (e) The information set forth in "Special Factors -1. Background of the Offer; Contacts with the Company" of the Offer to Purchase and the Supplement to the Offer to Purchase is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a), (b) The information set forth in the Introduction and "Special Factors - 1. Background, and Schedule I of the Offer" of the Offer to Purchase and the Supplement to the Offer to Purchase is incorporated herein by reference.

      (c) Any report referred to in Item 9(a) or 9(b) shall be made available for inspection or copying at the principal executive office of the Company during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing.

Item 17. Material to be Filed as Exhibits.

      (a) (1) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated July 26, 1999.**

      (b) (1) Form of Opinion of Peter J. Solomon Company Limited, dated July 29, 1999.**

      (b) (2) First Union Capital Markets Furnishing and Textiles Group Presentation To Concord Fabrics Inc., dated May 19, 1999.

      (b) (3) Presentation to the Special Committee of Board of Directors, dated July 29, 1999, by Peter J. Solomon Company Limited.

      (c) (1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabric Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 4, 1999.**

      (c) (2) Form of Shareholders' Agreement, dated July 29, 1999, among Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer.**

      (c) (3) Form of Supplement to Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabric Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 31, 1999.


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

      (d) (1) Form of Letter of Transmittal, dated August 4, 1999.**

      (d) (2) Form of Letter of Transmittal, dated August 31, 1999.

      ** Previously filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission by Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein, Earl Kramer and Concord Merger Corp. on August 5, 1999.


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

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      August 31, 1999
                                            -----------------------------------
                                                          (Date)

                                                   Concord Merger Corp.


                                            By:      /s/ Earl Kramer
                                               ---------------------------------
                                                        (Signature)

                                                         President
                                            -----------------------------------
                                                     (Name and Title)


                                                   /s/ Alvin Weinstein
                                            -----------------------------------
                                                      Alvin Weinstein


                                                    /s/ Joan Weinstein
                                            -----------------------------------
                                                      Joan Weinstein


                                                    /s/ David Weinstein
                                            -----------------------------------
                                                      David Weinstein


                                                    /s/ Peter Weinstein
                                            -----------------------------------
                                                      Peter Weinstein


                                                  /s/ Jonathan Weinstein
                                            -----------------------------------
                                                    Jonathan Weinstein


                                                      /s/ Earl Kramer
                                            -----------------------------------
                                                        Earl Kramer

                                                   Concord Fabrics Inc.


                                            By:       /s/ Earl Kramer
                                               ---------------------------------
                                                        (Signature)


                                            -----------------------------------
                                                     (Name and Title)


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